SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of May, 2007

Copa Holdings, S.A.
(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    X       Form 40-F

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No     X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure: Press Release - Copa Holdings to Announce First Quarter Financial Results on May 16

Copa Holdings to Announce First Quarter Financial Results on May 16

PANAMA CITY, May 9 /PRNewswire-FirstCall/ -- Copa Holdings, S.A.
(NYSE: CPA) announces the following events:

Earnings Release - First Quarter 2007
Date: May 16, 2007
Time: Before U.S. markets open
This release will be available on our website:
http://www.copaair.com/investor/default.aspx

Earnings Conference Call and Webcast
Date: May 16, 2007
Time: 11:00 a.m. U.S. EDT (10:00 a.m. Local Time)
Conference telephone number: 877-704-5384 (U.S. Domestic Callers)
913-312-1297 (International Callers)
Webcast: http://www.copaair.com/investor/default.aspx
Speakers: Pedro Heilbron, Chief Executive Officer
Victor Vial, Chief Financial Officer

Webcast listeners should access the website several minutes prior to the scheduled start time, allowing sufficient time to register, download and install any necessary software. If you are unable to listen or access this presentation at the scheduled time, a webcast replay option will be available at the above website shortly after the conference.

Copa Holdings, through its Copa Airlines and Aero Republica operating subsidiaries, is a leading Latin American provider of passenger and cargo service. Copa Airlines currently offers approximately 110 daily scheduled flights to 36 destinations in 21 countries in North, Central and South America and the Caribbean. In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through codeshare agreements with Continental Airlines and other airlines. Aero Republica, the second-largest domestic carrier in Colombia, provides service to 12 cities in Colombia, as well as international connectivity with Copa Airlines' Hub of the Americas through daily flights from Bogota, Cali, Cartagena and Medellin.

CPA-G

SOURCE Copa Holdings, S.A.
-0- 05/09/2007
/CONTACT: Joseph Putaturo - Panama, Director-Investor Relations, Copa
Holdings, +011-507-304-2677/
/Web site: http://www.copaair.com/
/Audio: http://www.copaair.com/investor/default.aspx /
(CPA)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A.
(Registrant)

Date: 05/09/2007	By:	/s/ Victor Vial
Name: Victor Vial
Title: CFO